GREAT BASIN GOLD LIMITED QUARTER END REPORT MARCH 31, 2004

MANAGEMENT DISCUSSION AND ANALYSIS

Great Basin Gold Ltd. ("Great Basin" or the "Company") is a mineral exploration company that is currently advancing two late-stage projects. These are the Ivanhoe Gold-Silver Property on the Carlin Trend in Nevada, USA, and the Burnstone Gold Project in the Witwatersrand goldfield in South Africa. In 2003, the Company also optioned an earlier-stage property, called Golden Cloud that is located adjacent to the southern boundary of the Ivanhoe Property.

Carlin Trend, Nevada, United States of America

Ivanhoe Property, Nevada

The Ivanhoe property is located in the northeastern part of the Carlin Trend, 80 km from Elko, Nevada. Great Basin’s exploration efforts at Ivanhoe resulted in the discovery and delineation of several high-grade gold-silver vein systems, as well as the identification of a number of other exploration targets, including evidence for Carlin-style gold mineralization at depth.

Great Basin outlined a significant mineral resource in an area now known as the Hollister Development Block (“HDB”). The HDB constitutes about 5% of the Ivanhoe Property, and is subject to an Earn-In Agreement whereby New York Stock Exchange-listed Hecla Mining Company (“Hecla”) can earn up to a 50% working interest in the HDB (see below).

Hollister Development Block

On August 2, 2002, Great Basin and Hecla finalized Earn-In and Joint Operating Agreements, whereby Hecla will vest in a 50% working interest in the Hollister Development Block, subject to a purchase price royalty in favour of Great Basin, providing that Hecla funds a US$21.8 million, two-stage, advanced exploration and development program (or otherwise achieves commercial production) and issues 4 million Hecla share purchase warrants to Great Basin. Concurrent with and in proportion to the Hecla warrants, Great Basin will issue 2 million share purchase warrants to Hecla.

Hecla will manage the exploration, development and mining operations. Hecla has already commenced engineering and permitting work to facilitate the underground exploration drive into the gold veins. Upon receipt of applicable permits, Hecla will complete the Stage 1 program in about 12 months. Thereafter, to vest in its 50% working interest, Hecla must proceed to Stage 2 within 60 days and complete the Stage 2 program in approximately the following 12 months. A US$50/oz sliding scale Purchase Price Royalty is also payable by Hecla in cash or in kind to Great Basin when cash operating profits per ounce of gold equivalent production are within the range of US$100-200/oz. The Royalty will be payable by Hecla on its portion of gold production commencing at the point it has recovered 115% of its Stage 1 and Stage 2 expenditures, estimated to be about one year from the date of commercial production.

In 2003, most activity related to the Ivanhoe property was conducted by Hecla, and directed toward gaining permits for the underground exploration and development program. In March 2004 and subsequent to year-end, the Nevada Bureau of Land Management announced a "Finding of No Significant Impact" and "Decision Record", paving the way for development activities to begin.

Additional Exploration Potential

Great Basin has retained a 100% interest, subject to royalties, in the remaining 95% of the Ivanhoe property, which has excellent exploration potential. The Company plans further exploration once activities are advanced on the HDB, and has also continued to assess the exploration potential of other properties in the area. As a result of this activity, the Company acquired the Golden Cloud property (see below) that adjoins Ivanhoe on its southern extent.

Golden Cloud Property, Nevada

On August 26, 2003, Great Basin entered into an agreement with Atna Resources Ltd. ("Atna") to acquire an interest in the Golden Cloud Property, Nevada. The Company can earn a 70% interest in the Golden Cloud Property by spending US$2,500,000 on exploration and development over five years, including a minimum of 30,000 feet of

GREAT BASIN GOLD LIMITED QUARTER END REPORT MARCH 31, 2004

drilling, making cash payments totaling US$400,000 to Atna, and by assuming underlying option and property maintenance payments. Once the earn-in requirements have been met, Great Basin and Atna can form a 70/30 joint venture for further exploration and development of the property.

The Golden Cloud Property lies on the eastern margin of the Northern Nevada Rift system at its intersection with the Carlin Trend. The principal targets at Golden Cloud are ‘bonanza style’ epithermal vein gold deposits. Outcrops of silica sinter and silica replacement bodies with widespread cinnabar mineralization hosted by Tertiary volcanic rocks occur on the property. Gravity and magnetic anomalies, and mineralized fractures and sinter trends indicate the presence of northwest and north-northwest trending structures, like those in the nearby Silver Cloud deposit and further to the northwest at Newmont’s Ken Snyder mine. A second target area occurs at the northern part of the property. Here, an extensive, structurally controlled zone of sinter and silicified volcanic rocks strikes northward toward the area of the past producing Hollister pit and its feeder vein sets (Clementine & Gwenivere) on the Ivanhoe property.

Geological mapping and sampling was completed by Great Basin in 2003. Several structural zones, with associated chalcedonic alteration and anomalous mercury and gold values, were identified for drill testing. Drilling commenced subsequent to the end of the quarter in May 2004. Approximately 1,500 metres (5,000 feet) of reverse circulation drilling are planned, designed to explore for epithermal alteration and gold mineralization at depth.

Witwatersrand Goldfield, Republic of South Africa

Burnstone Gold Project, Mpumalanga Province

The Burnstone Gold Project is located approximately 80 km southeast of Johannesburg, near the town of Balfour. It lies in open, rolling countryside that has excellent infrastructure, including paved highways, railroads and power lines. Gold occurs within the Kimberley Reef, a gold-bearing conglomerate unit that is one of four main gold-bearing horizons in the Witwatersrand Basin.

An 18-km long northwest-southeast gold trend has been outlined at Burnstone that appears to be associated with a large channel system extending across the property. At least four gold deposit areas have been identified so far: Area 1 is located in the northwestern part of the trend, Area 2 is located 3 km southeast of Area 1 and Area 3 is located a further 4 km to the southeast of Area 2. The Area 4 target occurs along the southern edge of the main gold trend, about 2 km south of the Area 1 gold deposit. Resource delineation drilling has taken place or is underway in each of these areas. Drilling has also shown that two northwest-southeast trending sub-parallel faults, spaced 4 km apart, have uplifted the central portion of the gold corridor. As a result, a substantial portion of each deposit area along the trend lies at between 250 and 750 m in depth, which is relatively shallow for Witwatersrand gold deposits.

Property Agreements

In November 2002, Great Basin entered into an agreement with the shareholders of a private South African company, Southgold Exploration (Proprietary) Limited (“Southgold”) to acquire up to 100% of Southgold (“the Southgold Agreement”). Southgold holds the rights to purchase the Burnstone Gold Project, and any subsequent mining would be subject to government legislation that provides for historically disadvantaged South Africans to earn an interest in mining developments.

Pursuant to the Southgold Agreement, Great Basin can exercise its option and complete its purchase of Southgold by making cash, share and share purchase warrant payments to Southgold shareholders in two staged tranches, totalling US$3.25 million (of which US$1.25 million was paid on signing), 21 million shares and 10.5 million share purchase warrants exercisable at US$0.75 for one year from the date of issuance. Exercise of the share purchase warrants is subject to an accelerated expiry provision under certain conditions. Great Basin completed the first tranche of the acquisition in the second quarter of 2003 and completed the second tranche during the quarter on January 31, 2004. As a result, the Company now holds 100% of Southgold.

Prior to November 2002, Southgold entered into a joint venture agreement with Tranter Investments (Proprietary) Limited ("Tranter"), an HDSA partner, whereby Tranter was granted an option, exercisable on completion of a Bankable Feasibility Study, to acquire a 20% participating interest in the Burnstone project by refunding 20% of historic costs to that exercise date. Tranter would thereafter maintain its 20% participating joint venture interest by funding its pro-rata share of all development, construction and property costs after the completion of a Bankable Feasibility Study. Tranter would also have the right, subject to certain conditions, to purchase on commercial terms

GREAT BASIN GOLD LIMITED QUARTER END REPORT MARCH 31, 2004

an additional 6% participation interest in the Burnstone Joint Venture. This joint venture agreement was subject to the satisfaction of certain conditions by March 31 2003, which were not met, consequently, the agreement expired. The Company, Southgold, and Tranter are however, working together to extend or modify the agreement on mutually acceptable terms and conditions.

Property Activities

Great Basin drilled approximately 56,200 m in 101 master holes and deflections on the Burnstone property in 2003. Thirty holes were drilled at Area 1 during January to April 2003. Expenditures on this program met Great Basin’s initial US$1.5 million commitment under the November 2002 agreement. Great Basin’s staff and South African consultants compiled new data from drilling with historic information, and updated the geological model for the Area 1 deposit. Independent engineering firm, Behre Dolbear & Company (“Behre Dolbear”), was commissioned to estimate the mineral resource for the Area 1 deposit in June 2003. Behre Dolbear’s resource estimation specialists reviewed the model, updated the estimate and classified the mineral resource based on 57 core holes and 208 valid core hole deflections. Behre Dolbear’s work was done under the supervision of James A. Currie, P.Eng., who is the independent qualified person for the estimate. The measured and indicated resources, at a 350 cmg/t (grade-thickness) cut-off and diluted over a 1.0 m mining width, were estimated to be 19,329,000 tonnes grading 7.50 g/t and containing 4,658,000 ounces of gold.

From July to December 2003, drilling continued and engineering studies, including cost estimates, for underground development of the Area 1 deposit were initiated. An independent engineering firm, Turgis Consulting (Pty) Ltd., is assessing various development options, including a larger-scale, higher-throughput operation with the potential for increased annual gold production. Additional options are being considered, such as multiple declines and a combination of trackless and traditional methods to access the shallower and deeper portions, respectively, of the deposit.

Fifteen holes were drilled in Area 1, 42 holes in Area 2 and 14 holes in Area 3. The Area 1 program focused on defining the location of faults in the deposit in conjunction with engineering studies. The objective of drilling at Area 2 was to further define and delineate the gold deposit so that a new resource can be estimated and incorporated into the development planning currently underway on Area 1. Drill holes in Area 2 were spaced at 400 to 1,000 m over an area of 3.5 km by 3 km, and the deposit is still open to expansion. Thickness-grade values range from 13 cmg/t to 1,074 cmg/t. At Area 3, holes were mainly drilled at 300 m spacing along two fences, 500 m apart. An area measuring 1 km by 1 km of greater than 350 cmg/t results was outlined, with further drilling needed to tie in a 1,317 cmg/t result in a lone hole located 1500 m to the south. At Area 4, there appears to be a series of stacked conglomerates, the gold-bearing units in the Witwatersrand, within the sedimentary sequence. Of nine historic holes drilled over an area of three km by four km, eight have significant gold values, ranging from 314 to 1,480 cm g/t.

On December 23, 2003, the Company announced that technical staff at the British Columbia Securities Commission ("BCSC") had advised that, in their opinion, based on their review of the independently authored technical report filed on SEDAR on July 17, 2003, disclosure of a “measured” resource for Area 1 at Burnstone is not supported by a compliant technical report and, accordingly, resources in Area 1 should be considered “indicated” until additional information is provided. Great Basin addressed this issue with the independent engineering consultants at Behre Dolbear. A further review of the model and statistics used to guide the resource estimate was done, and supported the conclusion that a portion of the deposit could be classified as measured. A revised technical report was submitted to the technical staff of the BCSC within the required thirty days, and was further discussed in a meeting with them. Further clarification was requested and the Company has been working to obtain this information, while continuing its active exploration program at site.

The 2004 program commenced in early January. To the beginning of April 2004, a total of 15,221 m had been drilled in Areas 1, 2 and 3, and initial drill testing had begun at Area 4. Drilling at each site includes a primary hole and several deflections from the primary hole. In 2003, an average of three deflections were drilled from each primary hole. In 2004, five deflections are being drilled from each master hole; the material from the two additional deflections is being used for metallurgical studies.

Work at Area 1, since the last resource estimate in June 2003, has focused on refining the location of structures, and the drill spacing has also decreased in portions of the deposit. The deposit is currently defined over an area of about 2 km2, with good continuity of gold mineralization. Intersections in 26 holes grade greater than 350 cmg/t, and average 918 cmg/t. The Area 2 deposit has been drilled at a spacing of 350-700 m over an irregular area of 3 km2. Sixteen holes have encountered intersections of greater than 350 cmg/t, and average 563 cmg/t. Great Basin and its

GREAT BASIN GOLD LIMITED QUARTER END REPORT MARCH 31, 2004

consultants are currently updating the resource estimate for Area 1, and a resource estimate is being completed for Area 2.

Casino Property, Yukon, Canada

Great Basin also holds the Casino copper-gold project, located in Yukon Canada, on which it had conducted exploration in the 1990s. In July 2002, the Company agreed to farm out the Casino project to CRS Copper Resources Ltd (“CRS”). Pursuant to the Option Agreement (“the Option”), CRS has the right to conduct exploration work on or in respect of the Property at its cost, or to make payments in lieu to keep the Casino Property in good standing during the period of the Option. If the Option is not exercised and is terminated, CRS is required to pay the Casino Property holding costs for a minimum period of two years from the effective date of termination. In the event the Option is exercised and a decision is made to put the Casino Property into commercial production, CRS will pay to Great Basin $1,000,000 in cash, plus applicable taxes, within 30 days of that decision. Further details of the agreement were provided in the second quarter report for fiscal 2002.

CRS made a $50,000 payment, plus applicable taxes, to Great Basin in December 2002 to keep the Option in good standing prior to obtaining a listing on the TSX Venture Exchange (“TSXV”). In June 2003, CRS listed on the TSXV under the name Lumina Copper Corporation. Accordingly, the Company received warrants to purchase 100,000 shares of Lumina Copper Corporation at an exercise price of $1.80 until May 23, 2005. These warrants were exercised into common shares and then subsequently sold by the Company.

Market Trends

Gold prices improved significantly in 2003. This upward trend continued during the first quarter of 2004. To mid-May, the gold price has averaged about US$408/oz.

Financial review

Notable transactions during the year to date include:

  the exercise of tranche two of the Southgold purchase, whereby the Company acquired the remaining 51% of Southgold which it did not yet own for 11 million shares and 5.5 million warrants of Great Basin.

At March 31, 2004, Great Basin has working capital of approximately $23.7 million, as compared to $21.2 million at December 31, 2003, and is debt free. The Company also has 86.2 million common shares issued and outstanding.

Results of Operations

Expenses in the first quarter of fiscal 2004 were $2.2 million. These are lower than in the first quarter of fiscal 2003 ($2.4 million) due to lower exploration and office and administration expenditures.

The main expenditure during the first quarter was $1.4 million on exploration, as compared to $1.6 million spent on exploration in the same quarter of the previous year. The main reason for the decrease from 2003 is lower drilling costs for Burnstone and lower costs overall for Ivanhoe.

Of the exploration costs to date in fiscal 2004, $1,323,768 was spent on Burnstone and $77,931 was spent on Ivanhoe. At Burnstone, the main exploration expenses were drilling ($765,103), geological ($311,051) for planning, core logging and supervision of the drilling, and site activities ($47,837) for running the field office and carrying out other support activities associated with the drilling program. At Ivanhoe, the main costs were geological ($11,799), engineering ($16,972) and transportation ($6,947), associated with support activities related to the Hollister Development Block project.

The main administrative expenditures were office and administration ($174,703) which was offset by foreign exchange gains of $111,382. The main reasons for the decrease in office and administration costs from the same quarter in the previous year are the extra statutory and regulatory reporting and the preparation and filing of various stock exchange listing-related documents which took place in 2003. Other significant administrative expenses

GREAT BASIN GOLD LIMITED QUARTER END REPORT MARCH 31, 2004

during the quarter were conference and travel costs of $97,906 to South Africa for an investors' conference, and to Toronto and New York to meet with analysts and investors about the Burnstone Project; and shareholder communications costs ($44,275) for work related to Burnstone.

Related Party Transactions

Hunter Dickinson Inc. (“HDI”) is a private management company with certain directors in common with the Company, that provides geological, corporate development, administrative and management services, and incurs costs with third parties on behalf of, the Company on a full cost-recovery basis. In the first quarter of fiscal 2004, the Company paid HDI $265,482 for these services, as compared to $405,357 in the first quarter of fiscal 2003.

As at March 31, 2004, Great Basin had prepaid approximately $40,761 (December 31, 2003 - $456,369) for future services and exploration programs. These funds were advanced to Hunter Dickinson Inc. and other related parties during the year, to evaluate data on the Ivanhoe property, to prepare for an underground exploration program, and to continue exploration and development work on the Burnstone Project.